Filed by EigenQ Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

Set forth below is a presentation used by the Chief Products
Officer of EigenQ Inc., Michael Johnson at a public webinar in connection with the proposed Business Combination:

FEDERAL PQC RESILIENCE HPE + RED HAT + EIGENQ From PQC to Quantum Resilience Trust from Entropy to Execution Embedded quantum-safe infrastructure for existing systems and new deployments Entropy Identity Execution Michael Johnson | Chief Product Officer, EigenQ REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 01

Legal Information, Disclaimer and Limitations Information contained in this presentation (together with any oral statements made in connection herewith, this "Presentation") has been prepared by EigenQ Inc. (together with its subsidiaries, "EigenQ" or the "Company") for exclusive use by authorized representatives of EigenQ in selected circumstances. The information in the Presentation is current as of October 5, 2026, or as of other dates expressly noted herein, and neither the Company nor any other party undertakes any duty to update such information. This Presentation has been prepared solely for informational purposes and is to be used solely as described above. This Presentation contains information from third party sources which has not been independently verified by the Company and such and other information contained herein is subject to change. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Each recipient should conduct their own independent investigation and analysis of the information about EigenQ and other parties contained herein and should consult its own advisors regarding legal, business, tax, accounting and related matters concerning participation in any offering of securities or transaction referenced herein or in which the Company is or may be engaged as of the date hereof. Neither this Presentation nor its delivery to recipients shall constitute an offer to sell, invitation or other solicitation of an offer to buy any securities of EigenQ or any other issuer, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Presentation is not intended to form the basis of any investment decision. All information herein speaks only as of (1) the date of this Presentation, in each case of information about EigenQ (unless another date is specified with regard to particular information), or (2) the date of such information, in each case of information from persons other than EigenQ and any of its affiliates.

Legal Information, Disclaimer and Limitations (Continued) This Presentation references components of federal PQC resilience solutions which are not offered or expected to be offered by EigenQ; EigenQ expressly disclaims responsibility for statements regarding third party offerings. As of the date of this Presentation, none of HPE, Red Hat or EigenQ is obligated to sell products or offerings only when bundled with other federal PQC resilience solutions described in this Presentation. As of the date of this Presentation, EigenQ is pursuing a publicly-disclosed business combination transaction (the "Business Combination") with Silicon Valley Acquisition Corp. ("SVAQ"), in connection with which EigenQ and SVAQ have filed a registration statement on Form S-4 (as amended, the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"). Further information about the proposed Business Combination, the terms thereof and the participants therein, including as contained in the Registration Statement and other filings made by SVAQ (collectively, "Public Filings"), is publicly available, free of charge, on the SEC's website at edgar.gov.

No Offer or Solicitation This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product or service, or as a solicitation of any vote, consent, or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"), or exemptions therefrom. Any offering of securities by the Company, if made, would be conducted pursuant to separate definitive offering materials and applicable exemptions from registration under the Securities Act, including Rule 506(b) of Regulation D thereunder. No securities regulatory authority has passed upon or endorsed the merits of investing in EigenQ or the accuracy or adequacy of this Presentation, and any representation to the contrary is unlawful.

Forward-Looking Information This Presentation contains forward-looking statements. Any statements other than statements of historical fact contained in this Presentation, including statements as to future financial and operating, planned products and services, business strategy and plans, objectives of management for future operations of EigenQ or the post-Business Combination public company referred to from time to time as "Pubco", market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, potential results and strategies regarding EigenQ and Pubco and the future held by the management team of EigenQ, the Company's products and markets and expected future performance and market opportunities of EigenQ and Pubco. These forward-looking statements may be identified by the words "anticipate," "believe," "could," "expect," "estimate," "future," "intend," "may," "might," "strategy," "opportunity," "plan," "project," "possible," "potential," "predict," "scales," "representative of," "valuation," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the Company's current operating and growth plans may not be completed in a timely manner or at all, which may adversely affect EigenQ's and Pubco's outstanding or to- be-offered securities; (ii) changes in government mandates, quantum and cybersecurity technology and other factors outside of EigenQ's control; (iii) the outcome of any legal proceedings that may be instituted against EigenQ; (iv) the ability of EigenQ and Pubco to recognize the benefits, if any, of transactions in which EigenQ, SVAQ and Pubco may engage which may be affected by, among other things, competition, the ability of EigenQ to grow and manage growth and retain its key employees; (v) the risk that Company cost estimates may prove inaccurate and that additional capital cannot be secured by EigenQ or Pubco on reasonable terms or at all; (vi) risks that transactions in which EigenQ is engaging or may engage disrupt the Company's current plans and operations; (vii) changes in the competitive and regulated industries in which EigenQ operates, variations in operating performance across competitors, changes in laws and regulations affecting EigenQ's business and changes in EigenQ's capital structure, (viii) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (ix) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (x) the enforceability of EigenQ's intellectual property; including its patents and the potential infringement on the intellectual property rights of others; (xi) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which EigenQ operates; (xii) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (xiii) risks relating to supply chain execution, cybersecurity standards and post-quantum cryptography mandates; and (xiv) risks associated with financing and capital markets conditions, including EigenQ's ability to obtain additional financing on acceptable terms or at all. The foregoing list of factors is not exhaustive.

Quantum & Cybersecurity Industry and Market Data and Estimates This Presentation has been prepared by EigenQ and includes market data and other statistical information from third-party publications and sources as well as from research reports prepared for other purposes. Although EigenQ believes these third-party sources are reliable as of their respective dates, neither EigenQ, SVAQ, nor any of their affiliates or representatives has independently verified the accuracy or completeness of this information. Some data are also based on good faith estimates of EigenQ's management team, derived from internal sources and/or the third-party sources described above, informed by professional experience. Neither EigenQ, SVAQ, nor their affiliates, advisors, directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information, all of which is subject to change as the market for quantum-safe infrastructure solutions evolves. Neither EigenQ, SVAQ, nor their affiliates, advisors, directors, officers, employees, members, partners, stockholders or agents or the providers of any such third party information or any other person are responsible for any errors or omissions therein (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. EigenQ, SVAQ, and their affiliates, advisors, directors, officers, employees, members, partners, shareholders and agents expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein.

Important Information Neither the review or receipt of this Presentation nor the purchase of any of the securities, assets, businesses or undertakings of EigenQ, SVAQ or Pubco after the date hereof shall, under any circumstances, be construed to indicate or imply that there has been no change in the affairs of EigenQ since the date hereof. This Presentation does not purport to be all-inclusive or to contain all the information that an investor may desire in deciding whether or not to purchase, sell, trade or hold securities of EigenQ, SVAQ or Pubco and is not intended to form the basis of any investment decision. No representation or warranty, express or implied, is or will be given by EigenQ, or any of its affiliates, representatives, advisors, directors or employees and no responsibility or liability or duty of care is or will be accepted by EigenQ, or its affiliates, representatives, advisers, directors or employees as to the accuracy, completeness, reliability or reasonableness of the information or opinions contained in this Presentation or supplied herewith or any other written or oral information made available to any interested party or its advisers in connection with this Presentation. To the fullest extent possible, each reader and recipient of this Presentation acknowledges and agrees it is not relying on any information set forth in this Presentation with regard to any investment decision and releases EigenQ, SVAQ and Pubco and its and their respective affiliates, representatives, advisers, directors and employees in all circumstances from any liability with respect to the contents of this Presentation relative to such person's participation or prospective participation in any offering of securities by EigenQ, SVAQ and Pubco. In addition, no responsibility or liability or duty of care is or will be accepted by EigenQ, Pubco, SVAQ or its and their respective affiliates, representatives, advisers, directors or employees for updating or revising this Presentation or providing any additional information to readers and recipients hereof and any such liability is expressly disclaimed. Accordingly, none of EigenQ, Pubco, SVAQ or its and their respective affiliates, advisers, directors or employees shall be liable for any direct, indirect or consequential loss or damage suffered by any person as a result of relying on any statement in or omission from this Presentation or in any other information or communications in connection herewith. In particular, no representation or warranty of EigenQ or its affiliates is given as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Interested readers and other Presentation recipients should make their own investigation of EigenQ, SVAQ, the proposed Business Combination such parties are pursuing as of the date of this Presentation and any related transaction or entity.

Trademarks and Intellectual Property All trademarks, service marks, and trade names of EigenQ or its affiliates as used herein are trademarks, service marks, or registered trade names of EigenQ or its affiliates. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is solely for convenience and is not intended to, and does not imply, a relationship with EigenQ, or an endorsement or sponsorship by or of EigenQ or any other party. The trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that EigenQ will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

THE ORGANIZING MODEL A trust chain: Entropy → Identity → Execution REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 02 01 Entropy Where does cryptographic randomness come from? QRNG for PQC key generation 02 Identity How is trust anchored and how are keys protected? Hardware-rooted trust and protected keys 03 Execution How is platform and workload trust established? Platform & workload trust Embedded quantum-safe infrastructure

ENTROPY The foundation for PQC key generation REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 03 Quantum-derived entropy PQC key generation QRNG-based entropy within EigenQ's embedded quantum-safe component ENTROPY → IDENTITY → EXECUTION QRNG: Quantum Random Number Generation

IDENTITY Anchor trust in hardware REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 04 Trust anchored in infrastructure ANCHOR Hardware root of trust PROTECT Secure key storage ATTEST Platform attestation ENTROPY → IDENTITY → EXECUTION

EXECUTION Extend trust to the workload REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 05 Government workloads AI / ML Critical infrastructure OEM SERVER PLATFORM Compute engines CPU / GPU / accelerators Platform functions Firmware / boot / key management EIGENQ EMBEDDED COMPONENT Platform & workload trust ENTROPY → IDENTITY → EXECUTION Conceptual capability view

DEPLOYMENT PATHS Two deployment paths. One trust strategy. REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 06 EXTEND EXISTING INFRASTRUCTURE PCIe retrofit Supported existing servers Legacy & hybrid infrastructure BUILD INTO NEW DEPLOYMENTS Integrated PQC+ bundle New deployments built with HPE Proliant Gen12 Data-center modernization Entropy → Identity → Execution Deployment scope and compatibility to be confirmed for the target environment.

BETTER TOGETHER Complementary capabilities across the stack REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 07 Mission-critical workloads HPE PLATFORM FOUNDATION Silicon root of trust Firmware integrity Platform lifecycle protection Red Hat OPERATING ENVIRONMENT System-wide cryptography Workload protection Operational consistency EigenQ EMBEDDED QUANTUM-SAFE TRUST QRNG for PQC key generation Hardware-rooted trust Platform & workload trust Complementary capabilities. A common infrastructure strategy.

THE NEXT CONVERSATION Choose the starting point for your mission 01 Select a workload Start with a concrete mission use case. 02 Choose a deployment path Existing infrastructure, new deployment, or both. 03 Define trust requirements Entropy, identity, and execution. Extend trust across the infrastructure you have and the infrastructure you build next. REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience 08

BACKUP / DEPLOYMENT REFERENCE Federal customer deployment options REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience BACKUP 1 PCIe Existing servers Retrofit and upgrade path for existing infrastructure PQC+ bundle New deployments Integrated offering for data-center modernization M.2 Edge & distributed Compact, embedded security for space-constrained systems Select the form factor and deployment scope for the target environment.

BACKUP / CAPABILITY REFERENCE Embedded quantum-safe capability reference REVIEW DRAFT v0.1 | 02 OCT 2026 EigenQ | Federal PQC resilience BACKUP 2 01 PQC acceleration 02 Hardware root of trust 03 Secure data-in-motion 04 Crypto agility 05 QRNG for PQC key generation 06 Platform & workload trust Also described: secure key storage and platform attestation